Ms. Kim McManus

Senior Attorney

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 7, 2018

Re:	Building Bits Properties I, LLC

Amendment No. 2 to Offering Statement on Form 1-A

Filed July 20, 2018

File No. 024-10839

Dear Ms. McManus:

Thank you for your comments of August 9, 2018 regarding the Offering Statement of Building Bits Properties I, LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Part II – Offering Circular

General

1. We refer to the interview with your CEO, Mr. Alexander Aginsky, at Crypto Invest Summit, which was published on YouTube on May 21, 2018. Please tell us how this communication complies with Securities Act Rule 255. Please also include a transcript of the video as an exhibit as “testing the waters” materials.

Following conversations with the examination staff, we have included a transcript of this video along with an explanatory note covering, among other items, the concerns raised in comment #2 and the circumstances concerning the publishing of the video without the knowledge of the Company. Additionally, a risk factor has been added regarding the publication of the video.

2. In addition, we further note that Mr. Aginsky refers to a monthly dividend in the video. In the offering circular, however, you describe that you intend to make distributions to investors out of the funds legally available for distribution under the terms of each Bit Designation, and that for the securities being offered distributions will be on a quarterly basis. Please tell us how you intend to correct this inconsistency between the offering circular and the test the waters materials.

This discrepancy has been noted in the explanatory statement with the transcript now included as an exhibit to the offering circular.

Risk Factors

The offering price of our Common Bits was not established on an independent basis . . . page 13

3. We note that the last and penultimate sentences of this risk factor reference trading and secondary sales of the Common Bits through the BuildingBits Platform. Please revise to remove these references to trading generally and secondary trading on the BuildingBits Platform, consistent with your representation in response to comment 1 that you have decided not to develop the communications functionality for investors to post information regarding reselling of their Bits on the BuildingBits Platform. Please further ensure that your disclosure throughout the offering circular is clear that the securities will be offered through the BuildingBits Platform, but that the Platform will not accommodate resales.

The Company has amended the offering circular to make further emphasis that there is no market for secondary trading of the Bits.

Property Description and Use of Proceeds, page 20

4. We have considered your response to our prior comment 7. Please revise your disclosure to include a discussion of Occupancy Contingency included in the Purchase and Sale Agreement for The Hollywood 12 Apartments and explain why you believe this contingency provides you with a reasonable basis for your projected cap rates. Your disclosure should include, but not be limited to, the following:

•	The criteria that should be met by the Seller pursuant to the clause (80% of the apartment units at a blended rate that is no less than $2.51 per square foot). The amount of revenue that would be recognized at 80% occupancy at a rental rate of $2.51 per square foot.

•	The recourse the Buyer has should the Seller fail to meet this contingency.

•	A discussion of the Seller’s progress to date in leasing the property.

•	To the extent the Seller is not expected to meet the Occupancy Contingency, please disclose your intentions, to the extent known, with respect to purchasing the property. Additionally, please explain why you believe the Occupancy Contingency continues to provide a reasonable basis for your projected rental revenue despite the Seller’s inability to meet the contingency.

Please include this additional disclosure in the property overview section where you have disclosed the projected cap rate. We may have further comment once we have reviewed your revised disclosure.

In light of the concerns of the examination staff, the Company has removed the offering of Common Bits connected to the Hollywood 12 Apartments.

5. With respect to the Hollywood 12 Apartments, revise your disclosure to include your projected costs for operating the property and your reasonable basis for projecting those costs. Please include this additional disclosure in the property overview section where you have disclosed the projected cap rate. We may have further comment once we have seen your revised disclosure.

As with comment #4 above, the Company has removed the offering of Common Bits connected to the Hollywood 12 Apartments.

6. For each property in this section, please disclose the projected NOI used in your projected cap rate calculation and your basis for that projected NOI. Please include this disclosure in the property overview section where you have disclosed the projected cap rate.

The offering circular has been amended to include a new subsection for each identified property explaining the determination of net operating income and cap rate.

Management’s Discussion and Analysis, page 50

7. We note your added disclosure on page 51 stating that management fees, property taxes and various other fees are not recorded in the income statement since they were not incurred during this period of time. Explain to us how your income statement complies with Generally Accepted Accounting Principles. Specifically, explain to us why property taxes, management fees and any other fees were not accrued in the income statement and revise accordingly.

Following discussions with the examination staff, the Company understands that the prepared financial statements were not in compliance with Generally Accepted Accounting Principles in the treatment of taxes, insurance, and other expenses. Those statements have been revised accordingly.

Please note, the Company has decided to remove the offering of Common Bits connected to the Sleep Number property. The offering circular has been amended accordingly.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Building Bits Properties I, LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Alexander Aginsky

Chief Executive Officer

BuildingBits Asset Management, LLC

425 NW 10th Avenue, Suite 306

Portland, OR 97209